Exhibit 11.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To: Commonwealth Markets Inc. as Manager of Commonwealth Thoroughbreds LLC

We consent to the inclusion in the Offering Statement filed under Regulation A tier 2 on Form 1-A of our reports both dated June 28, 2023, with respect to our audit of the consolidated balance sheets of Commonwealth Thoroughbreds LLC as of December 31, 2021 and 2020 and the related consolidated statements of operations, changes in member’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements and with respect to our audit of the consolidated balance sheets of Commonwealth Thoroughbreds LLC as of June 30, 2022 and December 31, 2021 and the related consolidated statements of operations, changes in member’s equity and cash flows for the six months ended June 30, 2022, and the related notes to the consolidated financial statements.

Lexington, Kentucky

August 10, 2023